SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Specialty Underwriters' Alliance, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

84751T309
(CUSIP Number)

David Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2009
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84751T309	SCHEUDLE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON The Philip Stephenson Revocable Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 458,566
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 458,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 458,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.2%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

CUSIP No. 84751T309	SCHEUDLE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON George Philip Stephenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 458,566
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 458,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 458,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.2%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP No. 84751T309	SCHEUDLE 13D	Page 4 of 6 Pages

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned on November 7, 2008, as amended (collectively, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.  This Amendment No. 2 also constitutes an "exit filing" for the Reporting Persons, who do not intend to file any further amendments to the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) As of the close of business on October 15, 2009, the Reporting Persons beneficially owned an aggregate of 458,566 Shares, constituting approximately 3.2% of the Shares outstanding.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 14,574,596 Shares outstanding, which is the total number of Shares outstanding as of August 3, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2009.

(b) By virtue of the Trust Agreement, dated June 6, 2005, George P. Stephenson has the power to vote or direct the voting, and to dispose or direct the disposition, of the 458,566 Shares held by the Trust. Accordingly, the Trust and George P. Stephenson are deemed to have shared voting and shared dispositive power with respect to the 458,566 Shares reported herein.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e)  The Reporting Persons ceased being the beneficial owners of more than 5% of the Shares on October 15, 2009.

CUSIP No. 84751T309	SCHEUDLE 13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2009

The Philip Stephenson Revocable Living Trust

By:	/s/ George Philip Stephenson
Name: George Philip Stephenson
Title: Trustee

/s/ George Philip Stephenson
George Philip Stephenson

CUSIP No. 84751T309	SCHEUDLE 13D	Page 6 of 6 Pages

SCHEDULE A

                       The Trust

Date of Trade	Shares Purchased (Sold)	Price per Share
-------------	-----------------------	---------------
10/14/2009	(176,701)	$ 7.00
10/15/2009	(321,900)	6.96